Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Benjamin P. Butterfield

Date of last notice	1 July 2005

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	22 November 2005

No. of securities held prior to change	180,000 options over unissued ordinary fully paid shares/CUFS

Class	Options over unissued ordinary fully paid shares/CUFS

Number acquired	230,000

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No cash consideration was paid for the options. The options were issued under the 2005 Managing Board Transitional Stock Option Plan, as approved by shareholders at the Company’s Annual General Meeting on 22 August 2005.

No. of securities held after change	410,000 options over unissued ordinary fully paid shares/CUFS.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the 2005 Managing Board Transitional Stock Option Plan, as approved by shareholders at the 2005 Annual General Meeting.

Part 2 — Change of director’s interests in contracts — Not applicable

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. Chenu

Date of last notice	22 August 2005

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	22 November 2005

No. of securities held prior to change	10,000 fully paid ordinary shares/CUFS 93,000 options over unissued ordinary fully paid shares/CUFS

Class	Options over unissued ordinary fully paid shares/CUFS

Number acquired	90,000

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No cash consideration was paid for the options. The options were issued under the 2005 Managing Board Transitional Stock Option Plan, as approved by shareholders at the Company’s Annual General Meeting on 22 August 2005.

No. of securities held after change	10,000 fully paid ordinary shares/CUFS 183,000 options over unissued ordinary fully paid shares/CUFS.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the 2005 Managing Board Transitional Stock Option Plan, as approved by shareholders at the 2005 Annual General Meeting.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis Gries

Date of last notice	22 October 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	22 November 2005

No. of securities held prior to change	127,675 fully paid ordinary shares/CUFS 1,189,544 options over unissued ordinary fully paid shares/CUFS

Class	Options over unissued ordinary fully paid shares/CUFS

Number acquired	1,000,000

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No cash consideration was paid for the options. The options were issued under the 2005 Managing Board Transitional Stock Option Plan, as approved by shareholders at the Company’s Annual General Meeting on 22 August 2005.

No. of securities held after change	127,675 fully paid ordinary shares/CUFS 2,189,544 options over unissued ordinary fully paid shares/CUFS

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued under the 2005 Managing Board Transitional Stock Option Plan, as approved by shareholders at the 2005 Annual General Meeting.

Part 2 — Change of director’s interests in contracts — Not applicable

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2